June 3, 2005



Mail Stop 4561

VIA U.S. MAIL AND FAX 1-646-219-4828

Mr. Bruce Kamm
Chief Executive Officer
Bentley Commerce Corporation
7303 Merchant Court
Sarasota, FL 34240


RE:	Bentley Commerce Corporation
	Form 10-KSB for the year ended June 30, 2004
	File No. 000-27347

Dear Mr. Kamm,

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,


Kathleen Collins
Accounting Branch Chief